Exhibit 99.1

ParaZero Ramps Up Partnership with US-Based Autonomous Drone OEM Vayu Aerospace Corporation

As part of the ongoing collaboration with Vayu Aerospace, ParaZero's safety systems will be integrated into Vayu’s fleet of G-1MKII, G-1MKIII, US-1-MKII and US-2 delivery drones to be used as part of Global Autonomous Corporation’s (Global Autonomous) efforts overseas

Tel Aviv, Israel, Feb. 20, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the "Company” or “ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, announced today it has expanded its collaboration with Vayu Aerospace Corporation ("Vayu"), a US-based drone original equipment manufacturer (OEM) and subsidiary of Alpine 4 Holdings Nasdaq (ALPP).

The two companies worked together over the past two years enhancing safety solutions for Vayu’s commercial and military vertical take-off and landing (VTOL) aircraft. According to Research and Markets the global market for VTOL unmanned aerial vehicles is projected to reach a size of $27.5 Billion by 2030, growing at a CAGR of 19.9% between 2022 and 2030.  With this new collaboration, ParaZero will customize its SafeAir system to be integrated at the design stage of Vayu's G-1MKII VTOL aircraft.  The two companies also have performance-based regulatory compliance testing and validation planned for the near future to unlock a range of use cases for Vayu’s global customers.

Boaz Shetzer, Chief Executive Officer of ParaZero commented, “We are glad to strengthen our partnership with Vayu, an innovator in autonomous drone technology. We have many successes from around the world in aiding our customers to achieve regulatory approvals for advanced operations using our SafeAir parachute systems.  As we move forward integrating our SafeAir system from the design stage of Vayu's cutting-edge VTOLs, we are setting new standards in drone safety and functionality.”

Kent Wilson, Chief Executive Officer of Alpine 4 and Vayu Aerospace commented, “We at Alpine 4 and Vayu Aerospace are thrilled to partner with ParaZero, a leader in aviation safety solutions. Incorporating their parachute system into our G-1 and US-1 platforms signifies a monumental step forward in ensuring the utmost safety of our operations. This feature is not just an enhancement; it is a fundamental component that underlines our commitment to safe, reliable, and efficient aerial solutions. Further, it is a pivotal integration for our sister company, Global Autonomous Corporation, to achieve Beyond Visual Line of Sight (BVLOS) flight permissions from the Dubai Civil Aviation Authority (DCAA) and within Dubai, UAE.”

Nathan Grier, Director of Flight Operations of Vayu, commented, "Our mission is to push the boundaries of aerial innovation and safety, ensuring that our operations not only meet, but exceed the stringent standards set forth by regulatory bodies worldwide.  Our partnership with ParaZero is a testament to this commitment. Their unparalleled experience with EASA certifications positions us uniquely for the successful completion of Global Autonomous Corporation's Validation Test Campaign in Dubai and paves the way for our future EASA certifications in Europe.  Integrating ParaZero's SafeAir systems into our fleet signifies a leap forward in operational safety and regulatory compliance, enabling us to undertake complex operations with confidence.”

ParaZero’s SafeAir is an uncrewed aircraft system (UAS) parachute recovery system that mitigates flight risks autonomously. The SafeAir system is equipped with integrated sensors that continuously monitor and analyze the drone’s flight patterns to identify any indications of a critical failure. When triggered, the SmartAir Pro™, ParaZero’s onboard computer, responds with an instantaneous activation of the SafeAir system. The system cuts power to the drone, alerts people on the ground with an audible alarm, and deploys a lightweight parachute, bringing the drone down to the ground in a safe, controlled descent.

About ParaZero Technologies

ParaZero (https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

About Vayu Aerospace

Vayu Aerospace Corporation is a wholly owned subsidiary of Alpine 4 Holdings, Inc, a Nasdaq traded company trading under the ticker symbol ALPP. Vayu Aerospace resides under Alpine 4’s Aerospace portfolio of businesses.

https://alpine4.com/ https://vayuaerospace.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses setting new standards in drone safety and functionality. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be made that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246